SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------


                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                            ALLCITY INSURANCE COMPANY
                                (NAME OF ISSUER)

                          LEUCADIA NATIONAL CORPORATION
                       (NAME OF PERSONS FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    016752107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                JOSEPH A. ORLANDO
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010
                            TELEPHONE: (212) 460-1900

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)


                                   COPIES TO:
                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000

This statement is filed in connection with (check the appropriate box):

a.[ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1993.

c. [ ]  A tender offer.

d. [X]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]
                                -----------------

                           CALCULATION OF FILING FEE*
============================================= ==================================
        Transaction Valuation                            Amount of Filing Fee
--------------------------------------------- ----------------------------------
             $1,704,497                                          $138
--------------------------------------------- ----------------------------------

           * For purpose of calculating the filing fee only. The fee is $80.90 per $1,000,000 of the aggregate offering amount (or .0000809 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11, issued by the Commission on February 7, 2003. The amount assumes the purchase of 619,817 shares of common stock of Allcity Insurance Company ("Allcity"), for a purchase price per share of $2.75 in cash. Such number of shares represents (i) the sum of the 7,078,625 outstanding shares of Allcity as of March 31, 2003, (ii) less 6,458,808 shares of Allcity already beneficially owned by Leucadia National Corporation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $138             Filing Party:  Leucadia National Corporation
Form or Registration No.:   Schedule TO      Date Filed:    April 30, 2003


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
           This Amendment No. 5 (this "Amendment") amends and supplements the Transaction Statement on Schedule 13E-3 filed under cover of a Schedule TO initially filed with the Securities and Exchange Commission (the "Commission") on April 30, 2003, as amended and/or supplemented by Amendment No. 1 filed with the Commission on May 28, 2003, Amendment No. 2 filed with the Commission on May 28, 2003, Amendment No. 3 filed with the Commission on June 4, 2003, and Amendment No. 4 filed with the Commission on June 11, 2003 (as so amended the "Schedule 13E-3") by Leucadia National Corporation, a New York Corporation ("Leucadia"). The Schedule 13E-3, along with this Amendment, relates to the acquisition of Allcity Insurance Company, a New York Corporation ("Allcity"). As reported earlier, Leucadia purchased 312,611 of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Allcity at a price of $2.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 29, 2003, as amended (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Currently, Leucadia beneficially owns 95.7% of the outstanding Common Stock. Leucadia has filed a Plan for Acquisition of Minority Interests in Allcity (the "Plan") with the New York Insurance Department ("NYID") and is currently waiting for NYID's approval of the Plan. Approval by NYID will result in the acquisition of all outstanding Common Stock not already owned by Leucadia.

           The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all the items of this Amendment, except as set forth below. In addition, the information set forth in Items 1 through 16 of the Schedule 13E-3 are incorporated herein by reference with respect to Items 1 through 16 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 13E-3 is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

           All information in this Amendment or incorporated by reference in this Amendment concerning Leucadia or its affiliates, or actions or events with respect to any of them, was provided by Leucadia or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Information contained in this Amendment with respect to Allcity has been provided by Allcity.

ITEM 15.   ADDITIONAL INFORMATION.

Item 15(b) on the Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:

           On August 25, 2003, Leucadia filed the Plan with the NYID and is awaiting its approval. There can be no assurance as to when, or if, the NYID will grant approval of the Plan.





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
                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2003        LEUCADIA NATIONAL CORPORATION

                              By:     /s/ Joseph A. Orlando
                                     -------------------------------------------
                              Name:  Joseph A. Orlando
                              Title:  Vice President and Chief Financial Officer






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